

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Jerry Katzman
President
RetinalGenix Technologies Inc.
1450 N. McDowell Blvd.
Petaluma, CA 94954

> **Re: RetinalGenix Technologies Inc.**
> **Form 10-K filed March 31, 2023**
> **File No. 333-258528**

Dear Jerry Katzman:

We issued a comment to you on the above captioned filing on May 2, 2023. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to the comment by June 8, 2023. If you do not respond, we will, consistent with our obligations under the Federal securities laws, decide how we will seek to resolve the outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. Please contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services